

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C.
SECTION

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2002

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIFTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666



REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Auditors
   * Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2002 and December 31, 2001
   * Notes to Financial Statements

Schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2. Exhibits:

Exhibit 23	Consent of Independent Auditors
Exhibit 99.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
Exhibit 99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIFTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

Dated: June 27, 2003

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: /s/ D. W. Pennywitt
Dan W. Pennywitt
Chairman

/s/ Renee T. Ellis
Renee T. Ellis
Secretary

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Sixth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois Specialty Products Puerto Rico, Inc. Long-Term Savings Plan of our report dated June 20, 2003, with respect to the financial statements of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Toledo, Ohio
June 27, 2003

Exhibit 99.1

Certification of Principal Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Owens-Illinois, Inc. hereby certifies that to such officer's knowledge:

(i) the Annual Report of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003

/s/ Joseph H. Lemieux

Joseph H. Lemieux
Chairman and Chief Executive Officer
Owens-Illinois, Inc.

Exhibit 99.2

Certification of Principal Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Owens-Illinois, Inc. hereby certifies that to such officer's knowledge:

(i) the Annual Report of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

Thomas L. Young
Executive Vice President and
Chief Financial Officer
Owens-Illinois, Inc.

Audited Financial Statements

Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Audited Financial Statements

Years ended December 31, 2002 and 2001

Contents



Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Owens-Illinois, Inc. Employee Benefits Committee
Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 20, 2003

0206-0312971

Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2002	2001
Participant-directed funds	$131,724,611	$141,213,002
Owens-Illinois Company Stock Fund	55,721,112	40,679,684
Net assets available for benefits	$187,445,723	$181,892,686

The accompanying notes are an integral part of the financial statements.

Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2002

	Fund Information		
	Participant Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ (17,459,217)	$ 18,938,990	$ 1,479,773
Contributions:			
Participant	13,195,426	2,987,094	16,182,520
Employer	927,523	3,094,787	4,022,310
Participant withdrawals	(11,563,168)	(3,203,383)	(14,766,551)
Loan repayments	(1,631,106)	1,631,106	-
New loan transfers	3,406,699	(3,406,699)	-
Interfund transfers	4,500,804	(4,500,804)	-
Plan-to-plan transfers	(865,352)	(499,663)	(1,365,015)
Increase (decrease) in net assets available for benefits	(9,488,391)	15,041,428	5,553,037
Net assets available for benefits at beginning of year	141,213,002	40,679,684	181,892,686
Net assets available for benefits at end of year	$ 131,724,611	$ 55,721,112	$ 187,445,723

The accompanying notes are an integral part of the financial statements.

Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2001

	Fund Information		
	Participant Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ (13,422,583)	$ 17,198,825	$ 3,776,242
Contributions:			
Participant	13,283,563	3,229,678	16,513,241
Employer	943,761	3,202,646	4,146,407
Participant withdrawals	(21,937,993)	(2,972,633)	(24,910,626)
Loan repayments	(1,510,523)	1,510,523	-
New loan transfers	1,482,733	(1,482,733)	-
Interfund transfers	(245,059)	245,059	-
Transfer to successor plan	(19,574)	(2,209)	(21,783)
Plan to plan transfers	(595,123)	(122,684)	(717,807)
Increase (decrease) in net assets available for benefits	(22,020,798)	20,806,472	(1,214,326)
Net assets available for benefits at beginning of year	163,233,800	19,873,212	183,107,012
Net assets available for benefits at end of year	$ 141,213,002	$ 40,679,684	$ 181,892,686

The accompanying notes are an integral part of the financial statements.

Fifth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Notes To Financial Statements

December 31, 2002 and 2001

1. Plan Description

General

The Fifth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (Plan) was adopted by Owens-Illinois, Inc. (Company) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed weekly; any such changes shall be effective on the next pay period. The following investment options were available to Plan participants at the end of 2002:

Owens-Illinois Company Stock Fund
Harbor Capital Appreciation Fund
Harbor Mid Cap Growth Fund
Harbor Small Cap Growth Fund (the Harbor Growth Fund and the Harbor Small Cap Growth Fund were merged during 2002)
Harbor Large Cap Value Fund
Harbor Mid Cap Value Fund
Harbor Small Cap Value Fund
Harbor International Fund (the Harbor International II Fund was merged into the Harbor International Fund during 2002)
Harbor International Growth Fund
Harbor Global Equity Fund
Harbor Bond Fund
Harbor Short Duration Fund
Harbor Money Market Fund
Harbor Trust
Harbor Investment Mix No. 1
Harbor Investment Mix No. 2
Harbor Investment Mix No. 3
Harbor Investment Mix No. 4
Harbor Investment Mix No. 5
Harbor Investment Mix No. 6

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of twelve diversified mutual funds, registered under the Investment Company Act of 1940.

Each of the "Harbor Investment Mixes" consists of different combinations of certain Harbor funds.

The approximate composition of each of the "Harbor Investment Mixes" at December 31, 2002 is as follows:

	Mix No. 1	Mix No. 2	Mix No. 3	Mix No. 4	Mix No. 5	Mix No. 6
Harbor Capital Apreciation Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Growth Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Large Cap Value Fund		4.90%	9.80%	14.70%	19.60%	24.50%
Harbor Mid Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor Small Cap Value Fund		1.05%	2.10%	3.15%	4.20%	5.25%
Harbor International Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor International Growth Fund		3.00%	6.00%	9.00%	12.00%	15.00%
Harbor Bond Fund	70.00%	56.00%	42.00%	28.00%	14.00%	
Harbor Short Duration Fund	30.00%	24.00%	18.00%	12.00%	6.00%	
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the participant's pretax contributions each pay period, with limitations ranging from one to three percent (1%-3%) of such participant's compensation received during that period. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two or three percent (2% or 3%) of the participant's compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. For participants at certain plastics packaging facilities, an additional $2.75 per week is contributed by the Company. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company Stock Fund. Company contributions not invested in the Owens-Illinois Company Stock Fund are invested in accordance with the participant's current choice of investment options. Additionally, through April 1, 2002, Company matching contributions to the Company Stock Fund were not transferable while a Participant was employed by Owens-Illinois. Effective April 1, 2002, the Plan was amended to allow participants to transfer Company matching contributions from the Company Stock Fund while employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Beginning May 12, 2003, certain transaction restrictions are being placed on the Company Stock Fund. Transactions into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There will continue to be no restrictions on the frequency of transfers out of the Company Stock Fund.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in the Owens-Illinois Master Stock Purchase and Savings Program Trust (Trust) administered by Citistreet (Trustee), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Trustee and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments for the Trust:

	December 31,	
	2002	2001
Investments, at fair value:		
Mutual fund investments	$259,151,000	$306,536,000
Harbor Trust	84,901,000	81,787,000
Owens-Illinois Company Stock Fund	149,876,000	110,332,000
Participant loans	23,428,000	20,667,000
Total investments	$517,356,000	$519,322,000
Plan's interest in net assets of the Trust	$187,445,723	$181,892,686
Plan's interest in participant loans, which have interest rates ranging from 5.25% to 10.50%, various maturity dates	$15,795,572	$13,672,458

The investment earnings (loss) of the Trust are as follows:

	2002	2001
Interest and dividends	$ 11,878,000	$ 12,964,000
Mutual fund depreciation	(67,709,000)	(55,483,000)
Owens-Illinois Company Stock Fund appreciation	52,256,000	47,403,000
Total earnings (loss)	$ (3,575,000)	$ 4,884,000
Plan's interest in earnings(loss) of the Trust	$ 1,479,773	$ 3,776,242

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six "Harbor Investment Mixes" are valued at the net asset values as established by the Harbor Fund. Company stock included in the Company stock fund is valued at its quoted market price. Guaranteed investment contracts of the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited less any withdrawals to date (contract value, which approximates fair value).

Income Tax Status

The Plan was effective October 1, 1986. The Plan was restated on December 7, 2001, effective January 1, 2002. A request for determination of the qualified status of the restated Plan is pending with the Internal Revenue Service. The Internal Revenue Service previously issued a determination letter dated November 5, 1996, advising that the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, as amended through the first amendment, met the qualification requirements of sections 401(a), 401(k) and 401(m) of the Internal Revenue Code, as amended (the "Code") and therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974, as amended, to maintain its qualified status. No issues are known to exist with respect to the restatement of the Plan, subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

3. Harbor Trust

Participant contributions in the Harbor Trust are invested in units of the Harbor Trust, which invests in a commingled fund of guaranteed investment contracts through a collective trust maintained by Citistreet. The Harbor Trust has specific rates of return for contributions made in each of the years through specific dates. Those returns are as follows:

Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract value, which approximates fair value, at: Dec. 31, 2002	Dec. 31, 2001
1997	6.50%	December 31, 2001		$ 4,496,057
1998	6.25%	December 31, 2002	$ 3,979,628	4,425,260
1999	5.40%	December 31, 2003	4,411,968	4,953,403
2000	6.60%	December 31, 2004	6,701,558	7,679,979
2001	6.80%	December 31, 2004	5,908,848	6,833,042
2002	4.60%	December 31, 2005	8,682,949	
			$29,684,951	$28,387,741

Effective January 1, 2003, the Plan will not be allowing participants to direct funds into the Harbor Trust. Effective January 1, 2003, participants will be permitted to contribute to the Harbor Stable Value Fund as a replacement for the Harbor Trust. As the Harbor Trust funds mature, they will be reinvested in the Harbor Stable Value Fund unless otherwise directed by the participant.

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options. Beginning June 1, 2003, participants will be charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participants account once the loan has been processed.

5. Related Party

Harbor Capital Advisors, which was a wholly-owned subsidiary of the Company through June 8, 2001, manages the Harbor funds and is the advisor for Harbor Trust.

6. Transfer to Successor Plan

During 2001, the Company sold its label business. As a condition to the sale, the Plan transferred $21,783 of assets for the participants at the labels business to a plan sponsored by the buyer.